Exhibit 99.1

 PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES RESULTS OF
 CONVERSION OF ITS SERIES 24 AND SERIES 25 PREFERRED SHARES
Not For Distribution to U.S. Newswire Services or for Dissemination to the United States

Brookfield, June 30, 2016 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced the results of the exercise of the conversion privilege for its Class A Preference Shares, Series 24 (the "Series 24 Preferred Shares") (TSX: BAM.PR.R) and its Class A Preference Shares, Series 25 (the "Series 25 Preferred Shares") (TSX: BAM.PR.S).

Holders of the company's Series 24 Preferred Shares and Series 25 Preferred Shares had the right to exchange their shares for the other series effective June 30, 2016, if they submitted an election to convert their shares on a one-for-one basis prior to June 15, 2016.  Holders of 1,533,133 Series 24 Preferred Shares have elected to convert these shares into an equivalent number of Series 25 Preferred Shares.

These conversions will be effective on July 1, 2016.  Following these conversions, there will be 9,436,867 Series 24 Preferred Shares and 1,533,133 Series 25 Preferred Shares issued and outstanding.

For the five years commencing July 1, 2016, the Series 24 Preferred Shares pay a fixed rate dividend, if declared, at an annual rate of 3.014% (C$0.188375 per share per quarter).

The Series 25 Preferred Shares pay quarterly floating rate dividend, if declared), calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2016 to September 30, 2016 dividend period for the Series 25 Shares will be 0.71861% (2.851% on an annualized basis) and the dividend, if declared, for such dividend period will be C$0.1796525 per share, payable on September 30, 2016.

Holders of the company's Series 24 and Series 25 Preferred Shares will again have the opportunity to convert their shares into the other series effective June 30, 2021 and every five years thereafter.

The Series 24 and Series 25 Preferred Shares may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

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Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com